UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Navient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63938C108

(CUSIP Number)

EDWARD BRAMSON

STEPHEN WELKER

SHERBORNE INVESTORS MANAGEMENT LP

135 East 57th Street

New York, New York 10022

(212) 735-1000

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE STRATEGIC FUND F, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

NEWBURY INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MASTER GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

EDWARD BRAMSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

STEPHEN WELKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 63938C108

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

This Amendment No. 8 reflects a change in beneficial ownership as a result of a decrease in the number of outstanding Shares as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on October 30, 2024, and not as a result of an acquisition of Shares by the Reporting Persons.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Sherborne Strategic Fund F, LLC, a Delaware limited liability company (“SSFF”), with respect to the Shares directly and beneficially owned by it;
(ii)	Newbury Investors LLC, a Delaware limited liability company (“Newbury Investors”);
(iii)	Sherborne Investors Master GP, LLC, a Delaware limited liability company (“Sherborne Master”), as the managing member of SSFF and Newbury Investors;
(iv)	Sherborne Investors LP, a Delaware limited partnership (“Sherborne Investors LP”), as the sole member of Sherborne Master;
(v)	Sherborne Investors Management LP, a Delaware limited partnership (“Sherborne Investors Management”), as the investment manager of SSFF and Newbury Investors;
(vi)	Sherborne Investors GP, LLC, a Delaware limited liability company (“Sherborne GP”), as the general partner of Sherborne Investors LP;
(vii)	Sherborne Investors Management GP, LLC, a Delaware limited liability company (“Sherborne Management GP”), as the general partner of Sherborne Investors Management;
(viii)	Edward Bramson, as a managing director of each of Sherborne GP and Sherborne Management GP; and
(ix)	Stephen Welker, as a managing director of each of Sherborne GP and Sherborne Management GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)        The address of the principal office of each of the Reporting Persons is 135 East 57th Street, New York, New York 10022.

11

CUSIP No. 63938C108

(c)       The principal business of each of SSFF and Newbury Investors is investing in securities. The principal business of Sherborne Master is serving as the managing member of SSFF and Newbury Investors. The principal business of Sherborne Investors LP is serving as the sole member of Sherborne Master. The principal business of Sherborne Investors Management is serving as the investment manager of SSFF and Newbury Investors. The principal business of Sherborne GP is serving as the general partner of Sherborne Investors LP. The principal business of Sherborne Management GP is serving as the general partner of Sherborne Investors Management. The principal occupation of Mr. Bramson is serving as a Partner in and Portfolio Manager of Sherborne Investors Management. The principal occupation of Mr. Welker is serving as a Partner in and Director of Research of Sherborne Investors Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Bramson and Welker are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On October 31, 2024, Newbury Investors distributed the Shares to a member, SSFF, in connection with an internal restructuring and without the payment of any consideration.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 107,363,480 Shares outstanding as of September 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2024.

A.	SSFF
(a)	As of the date hereof, SSFF beneficially owned 29,449,997 Shares.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Other than as described in Item 3 hereof, SSFF has not entered into any transactions in the Shares in the past 60 days.

12

CUSIP No. 63938C108

B.	Newbury Investors
(a)	As of the date hereof, Newbury Investors beneficially owned 0 Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Other than as described in Item 3 hereof, Newbury Investors has not entered into any transactions in the Shares in the past 60 days.

C.	Sherborne Master

(a)	Sherborne Master, as the managing member of SSFF, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne Master has not entered into any transactions in the Shares in the past 60 days.
D.	Sherborne Investors LP
(a)	Sherborne Investors LP, as the sole member of Sherborne Master, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne Investors LP has not entered into any transactions in the Shares in the past 60 days.

E.	Sherborne Investors Management
(a)	Sherborne Investors Management, as the investment manager of SSFF and Newbury Investors, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF.

Percentage: Approximately 27.4%

13

CUSIP No. 63938C108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne Investors Management has not entered into any transactions in the Shares in the past 60 days.

F.	Sherborne GP
(a)	Sherborne GP, as the general partner of Sherborne Investors LP, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne GP has not entered into any transactions in the Shares in the past 60 days.

G.	Sherborne Management GP
(a)	Sherborne Management GP, as the general partner of Sherborne Investors Management, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne Management GP has not entered into any transactions in the Shares in the past 60 days.

H.	Messrs. Bramson and Welker
(a)	Each of Messrs. Bramson and Welker, as a managing director of each of Sherborne GP and Sherborne Management GP, may be deemed the beneficial owner of the 29,449,997 Shares owned by SSFF.

Percentage: Approximately 27.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

14

CUSIP No. 63938C108

(c)	Messrs. Bramson and Welker have not entered into any transactions in the Shares in the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 1, 2024 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 1, 2024.

15

CUSIP No. 63938C108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2024

Sherborne Strategic Fund F, LLC

By:	Sherborne Investors Master GP, LLC, its managing member

By:	Sherborne Investors LP, its sole member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Newbury Investors LLC

By:	Sherborne Investors Master GP, LLC, its managing member

By:	Sherborne Investors LP, its sole member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

16

CUSIP No. 63938C108

Sherborne Investors Master GP, LLC

By:	Sherborne Investors LP, its sole member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors LP

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors Management LP

By:	Sherborne Investors Management GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors Management GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

/s/ Edward Bramson
Edward Bramson

/s/ Stephen Welker
Stephen Welker

17